UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L204

(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Limited

OrbiMed Asia GP, L.P.

OrbiMed Capital GP III LLC

Samuel D. Isaly

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

Attn: Alexander M. Cooper

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,382,192 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,382,192 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,382,192 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Advisors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,227,564 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,227,564 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,227,564 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No.76123L204

1.	Names of Reporting Persons. OrbiMed Asia GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 55,227,564 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 55,227,564 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,227,564 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.9% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. OrbiMed Capital GP III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 92,501,350 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 92,501,350 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,501,350 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.2% (See Item 5)
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76123L204

1.	Names of Reporting Persons. Samuel D. Isaly
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF (See item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,382,192 (See Items 3, 4 and 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,382,192 (See Items 3, 4 and 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,382,192 (See Items 3, 4 and 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 54.6% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 5 (the “Amendment No. 5”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed on August 9, 2010, as amended by Amendment No. 1 to Schedule 13D filed on October 4, 2010, Amendment No. 2 to Schedule 13D filed on October 22, 2010, Amendment No. 3 to Schedule 13D filed on January 11, 2011 and Amendment No. 4 to Schedule 13D filed on November 23, 2011 (as amended, the “Schedule 13D”), relating to the common shares, without par value (the “Shares”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 — 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding immediately after the last paragraph thereof the following:

Pursuant to its authority under the limited partnership agreement of OPI III, on December 29, 2011, OrbiMed Capital, as general partner of OPI III, caused OPI III to purchase an aggregate of 37,387,333 units (“Units”), each consisting of one Share and a warrant (each, a “Warrant”) to purchase one Share on a cashless exercise basis, using OPI III’s working capital in the aggregate amount of approximately Cdn.$2,789,095. On December 30, 2011, OrbiMed Capital, as general partner of OPI III, caused OPI III to purchase an aggregate of 4,320,342 Units, using OPI III’s working capital in the aggregate amount of approximately Cdn.$100,004 and cancellation of indebtedness owed by the Issuer to OPI III in the amount of Cdn.$222,294.

Pursuant to its authority under the limited partnership agreement of OAP, on December 29, 2011, OrbiMed Asia caused OAP to purchase an aggregate of 22,356,842 Units using OAP’s working capital in the aggregate amount of approximately Cdn.$1,667,820. On December 30, 2011, OrbiMed Asia caused OAP to purchase an aggregate of 2,562,440 Units using OAP’s working capital in the aggregate amount of approximately Cdn.$59,313 and cancellation of indebtedness owed by the Issuer to OAP in the amount of Cdn.$131,845. Such authority is exercised through OrbiMed Limited as the sole general partner of OrbiMed Asia, which is the sole general partner of OAP.

Pursuant to its authority under the limited partnership agreement of OrbiMed Associates on December 29, 2011, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 356,041 Units using OrbiMed Associates’ working capital in the aggregate amount of approximately Cdn.$26,561. On December 30, 2011, OrbiMed Advisors, as general partner of OrbiMed Associates, caused OrbiMed Associates to purchase an aggregate of 41,130 Units using OrbiMed Associates’ working capital in the aggregate amount of approximately Cdn.$952 and cancellation of indebtedness owed by the Issuer to OrbiMed Associates in the amount of Cdn.$2,116.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer

Item 5(a) and 5(b) of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) — (b) The following disclosure assumes that there are 129,078,164 Shares outstanding, which number is based upon information contained in the most recent available filing by the Issuer with the SEC (a Form 6-K filed on August 10, 2011) and 90,127,902 Units sold in the Rights Offering, as defined under Item 6 below.

The 30,308,282 Shares and 24,919,282 Warrants held by OAP constitute approximately 35.9% of the aggregate of the issued and outstanding Shares and the Warrants held by OAP. OrbiMed Asia is the sole general partner of OAP pursuant to the terms of the limited partnership agreement of OAP and OrbiMed Limited is the sole general partner of OrbiMed Asia pursuant to the terms of the limited partnership agreement of OrbiMed Asia. As a result, OrbiMed Asia has the power to direct the vote and to direct the disposition of the Shares held by OAP described in Item 3 and such power is exercised through OrbiMed Limited. OrbiMed Limited exercises this investment power through an investment committee (the “Committee”) comprised of Isaly, Carl L. Gordon, Nancy T. Chang and Sunny Sharma, each of whom disclaims beneficial ownership of the Shares held by OAP, except to the extent of their pecuniary interest therein, if any. As a result, OrbiMed Asia and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP and to share power to direct the vote and the disposition of the Shares held by OAP.

As of the date of this filing, OrbiMed Capital, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI III described in Item 3. The 50,793,675 Shares and 41,707,675 Warrants held by OPI III constitute approximately 54.2% of the aggregate of the issued and outstanding Shares and the Warrants held by OPI III. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. OrbiMed Advisors is the sole managing member of OrbiMed Capital and OrbiMed Capital is the sole general partner of OPI III. As a result, Isaly, OrbiMed Advisors and OrbiMed Capital share power to direct the vote and to direct the disposition of the Shares held by OPI III described in Item 3.

As of the date of this filing, OrbiMed Advisors and Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OrbiMed Associates described in Item 3. The 483,671 Shares and 397,171 Warrants held by OrbiMed Associates constitute approximately 0.7% of the aggregate of the issued and outstanding Shares and the Warrants held by OrbiMed Associates. Isaly owns a controlling interest in OrbiMed Advisors pursuant to the terms of its limited liability company agreement. As a result, Isaly and OrbiMed Advisors share power to direct the vote and to direct the disposition of the Shares held by OrbiMed Associates described in Item 3.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding immediately at the end of such section the following:

The following table sets forth all transactions with respect to the Shares effected by the Reporting Persons since November 23, 2011 (the date Amendment No. 4 to Schedule 13D was originally filed). All of the following transactions were effected in connection with the Rights Offering, as defined under Item 6 below.

Date of Transaction	Purchasing Entity	Number of Units Acquired	Price per Unit
December 29, 2011	OPI III	37,387,333	Cdn.$	0.0746
December 29, 2011	OAP	22,356,842	Cdn.$	0.0746
December 29, 2011	OrbiMed Associates	356,041	Cdn.$	0.0746
December 30, 2011	OPI III	4,320,342	Cdn.$	0.0746
December 30, 2011	OAP	2,562,440	Cdn.$	0.0746
December 30, 2011	OrbiMed Associates	41,130	Cdn.$	0.0746

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information under the heading “Rights Offering” in Item 6 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Rights Offering

OrbiMed Advisors LLC and the Issuer entered into a term sheet (the “Term Sheet”) setting forth non-binding terms on which certain affiliates of OrbiMed Advisors LLC (together, the “OrbiMed Purchasers”) would participate in a proposed rights offering (the “Rights Offering”) by the Issuer. In the Rights Offering as then proposed, the Issuer would distribute, for no consideration, transferable subscription rights to its shareholders of record as of the date that was the eighth day after the final prospectus in respect of the Rights Offering was cleared by the Toronto Stock Exchange and all other requisite approvals had been obtained (the “Record Date”). Such subscription rights would entitle holders thereof to purchase Units. The number of Units then proposed to be sold would be equal to (i) Cdn.$8,000,000 divided by (ii) the product of (A) the Subscription Price (defined below) and (B) the number of common shares of the Issuer issued and outstanding as of the Record Date. Each shareholder to whom subscription rights were issued (or person to whom subscription rights are transferred in accordance with applicable securities laws) would have the right to purchase their respective pro rata number of such Units. To the extent that holders of subscription rights failed to take up and exercise their basic subscription privilege, those rights holders that exercised their basic subscription privilege in full would be able to subscribe for additional Units.

On November 28, 2011, the OrbiMed Purchasers entered into a standby purchase agreement (the “Standby Purchase Agreement”) with the Issuer pursuant to which they agreed to exercise their respective basic subscription privileges and purchase additional Units (“Additional Units”) such that the aggregate gross proceeds from the sale of Units to the OrbiMed Purchasers would be Cdn.$5.0 million. The number of Additional Units (and the aggregate gross proceeds of the Units sold to the OrbiMed Purchasers) was subject to being cut back depending on the level of participation in the Rights Offering. In no event would the aggregate gross proceeds from the sale of Units in the Rights Offering and sale of Additional Units (if any) to all rights holders and the OrbiMed Purchasers have exceeded Cdn.$8.0 million and Cdn.$5.0 million, respectively.

On December 29 and 30, 2011, the Issuer sold a total of approximately 90.1 million Units in the Rights Offering. The gross proceeds of the Rights Offering were approximately Cdn.$6.7 million. Of the total Units sold, the OrbiMed Purchasers purchased an aggregate of approximately 67.0 million Units for an aggregate purchase price of approximately Cdn.$5.0 million. The subscription price (the “Subscription Price”) for the Units was Cdn.$0.0746 per Unit, which is equal (50%) of the 10-day trailing volume-weighted average price ending and including the date of the final prospectus in respect of the Rights Offering. The Warrants that form a part of the Units have an exercise price equal to the Subscription Price and are exercisable at any time and from time to time for five years following the issuance of the warrants, and the exercise price and number of underlying common shares are be subject to customary adjustments.

The Units were offered (i) in Canada pursuant to a prospectus and in accordance with the rules and regulations of the Toronto Stock Exchange and provincial and Canadian federal securities law and in accordance with the exemption from the registration requirements of the U.S. Securities Act of 1933 (the “1933 Act”) afforded by Rule 903 of Regulation S thereunder and (ii) in the United States in accordance with the exemption from the registration requirements of the 1933 Act afforded by Rule 506 of Regulation D thereunder to persons that were shareholders of the Issuer on the Record Date and that certified to the Issuer’s satisfaction that they were “accredited investors” as defined under U.S. securities laws.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding at the end thereto the following:

Exhibit	Title

K	Joint Filing Agreement, dated as of January 9, 2012, by and among OrbiMed Advisors LLC, OrbiMed Advisors Limited, OrbiMed Asia GP, L.P., OrbiMed Capital GP III LLC and Samuel D. Isaly.

L	Standby Purchase Agreement, dated as of November 28, 2011, by and among Response Biomedical Corp. and OrbiMed Private Investments III, LP, OrbiMed Asia Partners, LP and OrbiMed Associates III, LP (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 30, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2012	ORBIMED ADVISORS LLC
a Delaware limited liability company

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

ORBIMED ADVISORS LIMITED
a Cayman Islands corporation

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED ASIA GP, L.P.
a Cayman Islands limited partnership

	By:	ORBIMED ADVISORS LIMITED, its general partner

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Director

ORBIMED CAPITAL GP III LLC
a Delaware limited liability company

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly
Managing Member

SAMUEL D. ISALY

	By:	/s/ Samuel D. Isaly
Samuel D. Isaly